Exhibit 4.5

DESCRIPTION OF SECURITIES OF KYNDRYL HOLDINGS, INC. REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

In this document, the “Company,” “we,” “us” and “our” refer to Kyndryl Holdings, Inc., a Delaware corporation. The following description of our common stock summarizes material provisions of our amended and restated certificate of incorporation (the “certificate of incorporation”), our amended and restated bylaws (the “bylaws”) and certain provisions of Delaware law. The description is intended as a summary, and is qualified in its entirety by reference to our amended and restated certificate of incorporation (our “certificate of incorporation”) and our amended and restated bylaws (our “bylaws”), copies of which have been filed as exhibits to this Annual Report on Form 10-K, and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

Authorized Capital Stock

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Dividends

Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors (the “Board”) at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. We currently do not pay a dividend. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law.

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Other Rights

Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid

The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable. The holders of our common stock do not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our certificate of incorporation authorizes our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock.

Certain Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law

Certificate of Incorporation and Bylaws

Certain provisions in our certificate of incorporation and our bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

●	Classified Board. Our certificate of incorporation provides that, until the conclusion of the 2027 annual meeting, our Board will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class I directors have terms expiring at the Company’s annual meeting of stockholders in 2025. The directors designated as Class II directors have terms expiring at the Company’s annual meeting of stockholders in 2026, and the directors designated as Class III directors have terms expiring at the Company’s annual meeting of stockholders in 2027. Beginning at the Company’s annual meeting of stockholders in 2025 and at each annual meeting thereafter, all of our directors up for election at such meeting will be elected annually and will hold office until the next annual meeting and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal. Effective as of the conclusion of the Company’s annual meeting of stockholders in 2027, our Board will therefore no longer be divided into three classes. Before our Board is declassified, it would take at least two elections of directors for any individual or group to gain control of our Board. Accordingly, while the classified Board is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to control us.
●	Removal. Our certificate of incorporation provides that (i) prior to our Board being declassified as discussed above, our stockholders may remove directors only for cause and (ii) after our Board has been fully declassified, our stockholders may remove directors with or without cause. Removal will require the affirmative vote of holders of at least a majority of our voting stock.
●	Vacancies. Our bylaws provide that any vacancies created on the Board for any reason, including resulting from any increase in the authorized number of directors or the death, resignation, disqualification or removal from office of any director, will be filled exclusively by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy on our Board will hold office until the expiration of the term of office of the director he or she replaced or until his or her successor is duly elected and qualified.
●	Blank Check Preferred Stock. Our certificate of incorporation authorizes our Board to designate and issue, without any further vote or action by the stockholders, up to 100,000,000 shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.
●	Authorized but Unissued Common Stock. Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange (the “NYSE”), which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of authorized and unissued common stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company.

●	No Stockholder Action by Written Consent. Our certificate of incorporation expressly excludes the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.
●	Special Stockholder Meetings. Our certificate of incorporation and our bylaws provide that holders of at least 25% of our outstanding shares or our Board are able to call a special meeting of stockholders.
●	Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our bylaws, stockholders of record are able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our Secretary. In the case of annual meetings, proper notice must be given, no earlier than 150 days and no later than 120 days prior to the first anniversary of the prior year’s annual meeting as first specified in the notice of meeting provided, however, that if (A) the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting or (B) no annual meeting was held during the prior year, the notice by the stockholder to be timely must be received (1) no earlier than 120 days before such annual meeting and (2) no later than the later of 90 days before such annual meeting and the tenth day after the earlier of the day on which the notice of such annual meeting was first made by mail or the day such annual meeting is announced by public disclosure. In the case of special meetings, proper notice must be given no earlier than the 120th day prior to the relevant meeting and no later than the later of the 90th day prior to such meeting and the 10th day after the earlier of the day on which the notice of the meeting was first made by mail or the day such special meeting is announced by public disclosure. Our bylaws also specify the requirements as to the form and content of a stockholder’s notice. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
●	Proxy Access. Our bylaws allow one or more stockholders (up to 20, collectively), owning at least 3% of our outstanding shares continuously for at least three years, to nominate for election to our Board and to be included in our proxy materials up to the greater of two individuals or 20% of our Board, only by sending proper notice to our Secretary.
●	Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the Company’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.
●	Amendments to Certificate of Incorporation and Bylaws. The DGCL provides that the affirmative vote of holders of a majority of a company’s voting stock then outstanding is required to amend the Company’s certificate of incorporation unless the Company’s certificate of incorporation provides a higher threshold, and our certificate of incorporation does not provide for a higher threshold. Our certificate of incorporation provides that our bylaws may be amended by our Board or by the affirmative vote of holders of at least a majority of our voting stock.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Exclusive Forum

Our certificate of incorporation provides, in all cases to the fullest extent permitted by law, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any director, officer, agent, employee or stockholder of the Company to us or our stockholders, any action asserting a claim arising pursuant to the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located in the State of Delaware, any action asserting a claim governed by the internal affairs doctrine, or any action asserting a claim arising under the DGCL, our certificate of incorporation or our bylaws. However, if the Court of Chancery within the State of Delaware does not have jurisdiction, the action may be brought in the United States District Court for the District of Delaware. Additionally, our certificate of incorporation states that the foregoing provision will not apply to claims arising under the Securities Act of 1933, as amended (the “Securities Act”). Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.